12b25frm.doc
                        UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        FORM 12b-25

                NOTIFICATION OF LATE FILING

                      SEC FILE NUMBER
                        33-25308-D

                       CUSIP NUMBER
                       64121 L 10 3

(x) Transition Report on Form 10-KSB

For the Transition Period Ended:  September 30, 1996

PART I - REGISTRANT INFORMATION

Network Systems International, Inc.
200 North Elm Street
Greensboro, North Carolina  27401

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-
25(b), the following should be completed.
(Check box if appropriate)

       (a)  The reasons described in reasonable
detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(xx)   (b)  The subject annual report, semi-
annual report, transition report on Form 10-K, 11-K or Form N-SAR, or portions thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c)  The accountant's statement or
other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     The Registrant has recently changed its
fiscal year end from December 31 to September
30. Because of the change in year end and it being the first consolidated year end audit of Registrant, certified public accountant's for
Registrant have been unable to complete the Company's financials for the year end due to the Company's inability to provide necessary documentation for the audit without unreasonable effort and expense. This fact is confirmed by Registrant's certified public accountant's, Pender Newkirk and Company, in an attached letter. The Registrant and certified public accountant's are confident that they can complete the financial statements within the additional time period allowed by the filing of this Form 12b-25.

PART IV - OTHER INFORMATION

1.  Name and telephone number of person to
contact in regard to this notification

   William C. Ray      (910) 271-8400 ext. 249

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities
Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

      (X)   Yes     (  ) No

3.     Is it anticipated that any significant
change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      (   )  Yes     (X)  No



Network Systems International, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  December 26, 1996

By:  /s/William C. Ray
       William C. Ray, Vice President






December 16, 1996


Securities and Exchange Commission
450 Fifth Street Northwest
Washington, D.C.  20549

Gentlemen:

We were retained by Network Systems
International, Inc. as independent certified public accountants to report on financial statements at September 30, 1996 and for the periods ended September 30, 1996 and 1995. We have endeavored, with the full cooperation of the Registrant, to obtain the necessary information to meet the filing requirements of Form 10-KSB, both as to form and timeliness.
We are waiting on several material
confirmations required as part of our audit.
These confirmations are not expected to arrive with sufficient time for us to complete our audit procedures by December 30, 1996, which is the required filing date for the Registrant's
Annual Report on Form 10-KSB.

Yours very truly,

/s/Pender Newkirk & Company

Pender Newkirk & Company
Certified Public Accountants
Tampa, Florida



Pender Newkirk & Company, Certified Public
Accountants
100 South Ashley Drive
Suite 1650
Tampa, Florida  33602
(813) 229-2321            Fax:  (813) 229-2359